EXHIBIT 99.10 Notice to ASX/LSE

Shareholdings of Persons Discharging Managerial Responsibility (PDMR) / Key Management Personnel (KMP)
23 March 2023

As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc and Rio Tinto Limited securities by PDMRs / KMPs to both the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE).

Rio Tinto Equity Incentive Plan 2018 (EIP)
Bonus Deferral Awards and Performance Share Awards

The Remuneration Committee has approved a partial deferral of the 2022 annual bonus for members of the Executive Committee to be delivered as a Bonus Deferral Award (BDA). Grants of BDA are made under the EIP over either Rio Tinto plc shares or Rio Tinto Limited shares (shares). These awards will vest on 1 December 2025.

Performance Share Awards (PSA) are granted under the EIP and provides participants with the conditional right, subject to performance conditions being met, to receive shares. The 2023 PSA will be measured against the Total Shareholder Return performance conditions after five years (as at the end of 2027).

Consistent with the terms of our remuneration policy, the following PDMRs were awarded the following share awards on 22 March 2023:

	Rio Tinto plc		Rio Tinto Limited
PDMR	Number of shares awarded as BDA	Number of shares awarded as PSA	Number of shares awarded as BDA	Number of shares awarded as PSA
Stausholm, Jakob	10,488	93,114
Cunningham, Peter	5,827	55,134
Baatar, Bold	5,463	50,672
Barrios, Alfredo	5,549	51,626
Kaufman, Sinead			4,278	40,045
Trott, Simon			4,683	44,488
Vella, Ivan	4,261	48,648

LEI: 213800YOEO5OQ72G2R82

Classification: 3.1. Information disclosed under article 19 of the Market Abuse Regulation

Contacts
Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493	Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Alyesha Anderson M +61 434 868 118	Media Relations, Americas Simon Letendre M +514 796 4973 Malika Cherry M +1 418 592 7293
Investor Relations, United Kingdom Menno Sanderse M +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877	Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404
This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary.

riotinto.com

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